UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Settlement Agreement with the Israeli Tax Authority regarding the Taxation of Profits from Natural Resources Law

Item 1

Settlement Agreement with the Israeli Tax Authority regarding the Taxation of Profits from Natural
Resources Law

Further to Note 15 of the Company's Consolidated Annual Financial Statements for the Year Ended December 31, 2021, filed on February 23, 2022 (Ref No: 2022-02-018666), regarding the calculation of the Surplus Profit Levy, according to the Israeli Law for Taxation of Profits from Natural Resources, the Company hereby reports, that a settlement agreement which was signed with the Israeli Tax Authority (the "Settlement Agreement"), came into effect yesterday. The Settlement Agreement provides final assessments for the tax years 2016-2020, as well as outlines understandings for the calculation of the levy for the years from 2021 onwards, mainly concerning the mechanism for measuring the fixed asset value for the purpose of the Law, according to which the Company will calculate the liability for the Surplus Profit Levy.

As a result of the Settlement Agreement, the Company will recognize tax expenses for prior years in the Company's financial statements for the second quarter of 2022, in the amount of $188 million dollars, including interest and linkage and net of corporate income tax, of which $124 million are in connection with the understandings reached regarding the measurement of fixed assets in the said final assessments (for 2016-2020).

The Company's total tax rate for the first half of 2022 (excluding the tax expenses for prior years), is 28%, compared to 23% for the first half of 2021. The Company’s higher tax rate is mainly a result of tax expenses relating to the surplus profit levy and represents the impact of the Settlement Agreement on the current tax rate. The Company expects that following implementation of the Settlement Agreement, its tax rate for the full year 2022 will be in the area of 30% (excluding the tax expenses for prior years). The actual effective tax rate for 2022 may vary as a result of various factors, including the level of revenues from the minerals extracted and downstream products, the geographies where the profit will be generated, the production costs of such minerals and products, CAPEX investments, exchange rate differences, working capital, etc.

Forward-looking Statements

This immediate report contains statements that constitute “forward looking statements”, many of which can be identified by the use of forward looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others.

Forward looking statements include, but are not limited to, statements regarding our expected future tax rates and the impact of the settlement on our future financial condition and results of operations. Forward looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward looking statements due to various factors, including, but not limited to the factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2022.

Forward looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: July 27, 2022